October 13, 2006


Mr. Robert Saunders
President and Chief Executive Officer
Edgewater Foods International, Inc.
5552 West Island Highway
Qualicum Beach, British Columbia, Canada V9K 2C8

	Re:	Edgewater Foods International, Inc.
		Amendment No. 2 to Form SB-2 filed October 10, 2006
		File No. 333-135796

Dear Mr. Saunders:

      We have reviewed your filing and have the following comments.
Our page references are to the redlined version of the SB-2.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please ensure that you comply with the financial statement updating requirements set forth in Item 310(g) of Regulation S-B.

Selling Shareholders, page 12

2. We note your response to our prior comment 2. Please delete the qualifying language "to our knowledge" in regard to whether any selling shareholders are broker-dealers or affiliates of a broker-dealers, as well as whether any selling shareholder or their affiliate has or had any material relationship with the company in the past three years.
Ownership of Common stock by Selling Shareholders, page 12

3. For several selling shareholders you have indicated that they do not own any shares prior to the offering. Under Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of securities if that person has the right to acquire beneficial ownership within sixty days, including any right to acquire a security through the exercise of an option, warrant or right, or the conversion of a security. We also note that it appears that the preferred stock and warrants are immediately exercisable and convertible, respectively. Please revise your table to show the common stock beneficially owned by each selling shareholder prior to the offering.

4. You indicate on the table that the selling shareholders will own the same number of shares after the offering as they are selling in the offering. Please advise.

Executive Compensation

Employment Agreements, page 38

5. It appears that you have amended Mr. Saunders` employment agreement. If so, please file that amendment as an exhibit.

Certain Relationships and Related Transactions, page 41

6. Please file as an exhibit the consulting agreement with TriPoint
Capital Advisors LLC and, if it is a separate agreement, the agreement with Mr. Boswell to provide Acting CFO-type services.

Signatures, page vii

7. The registration statement must be signed by your chief financial officer or someone acting in that capacity. Please revise your signature page to comply with the requirements of Form SB-2.

Exhibits

Exhibit 3.1

8. We note that you filed an amendment to your articles of incorporation as an exhibit to your Form 10-QSB filed July 17, 2006.
Please file that amendment as an exhibit to the SB-2.   Please
also
change the reference to exhibit 3.1 in the SB-2 from the 10-K filed
December 14, 2005 to the 10-KSB filed December 14, 2005.
Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

9. We note that in the Exhibit, your auditors LBB & Associates, Ltd.,
LLP only consent to use of their report dated November 16, 2005, which only covers their audit of your fiscal year 2005 financial statements. The auditors` consent ordinarily requires coverage for all financial statement periods presented in your registration statement. Please file an amendment to include a revised updated consent.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lilly Dang at 202-551-3867 with any questions in regard to the accounting comment. You may contact Donna Levy at
202-551-3292, or in her absence, me at 202-551-3745 if you have any other questions.


								Sincerely,



      H. Roger Schwall
								Assistant Director


cc:  Louis Taubman, Esq.
       Michael Boswell (Edgewater)
       Lily Dang


Mr. Robert Saunders
Edgewater Foods International, Inc.
October 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010